Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

Adjusted EBITDA is not a presentation made in accordance with U.S. generally accepted accounting principles (“GAAP”). It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by us as Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We use this non-GAAP measure internally to make operating decisions and believe it allows more meaningful period-to-period comparisons of our ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by these types of items. The reconciliation of Net Loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended	Three Months Ended	Thirty-nine Weeks Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Net income (loss)	$(1,322)	$(437)	$(6,787)	$(6,535)
Income tax provision (benefit)	(538)	479	(4,759)	(2,471)
Interest expense, net	12,787	12,671	37,960	38,580
Interest expense on junior subordinated debentures	3,152	3,152	9,456	9,456
Investment income on trust common securities	(95)	(95)	(284)	(284)
Depreciation	7,300	7,974	25,473	24,394
Amortization	9,500	9,481	28,442	28,435
EBITDA	30,784	33,225	89,501	91,575

Stock compensation expense	472	573	2,025	1,691
Management fees	127	148	390	420
Acquisition and integration expense	53	—	53	—
Legal fees and settlements	—	1,886	65	2,752
Restructuring and other costs	1,628	1,499	5,898	2,107
Anti-dumping duties	4,128	—	6,274	—
Other adjustments	(318)	(509)	(984)	150
Adjusted EBITDA	$36,874	$36,822	$103,222	$98,695